                                                                     EXHIBIT 1.1

                      [CHRYSLER CORPORATION LETTERHEAD]

  William J. O'Brien
  Vice President
  General Counsel and Secretary
BY FACSIMILE AND REGISTERED MAIL


                                                      June 30, 1995



Mr. Lee A. Iacocca
Lee Iacocca & Associates, Inc.
1440 S. Sepulveda Blvd., 3rd Floor
Los Angeles, CA 90025


                          Outstanding Stock Options


Dear Lee:

        We were advised on Wednesday that you would like to exercise one of your outstanding stock options. Upon receipt of this request, we reviewed the status of your stock options with the Directors of Chrysler Corporation.

        The Directors considered whether the conditions precedent to the exercise of your stock options described in Paragraph 8 of the Chrysler Corporation Stock Option Plan have been satisfied. Paragraph 8 states that "the exercise of any option after termination of employment [including termination by reason of retirement] shall be subject to satisfaction of the conditions precedent that the Option Holder neither, (a) takes other employment or renders services to others without the written consent of the Corporation, nor (b) conducts himself in a manner adversely affecting the Corporation." These conditions apply to the exercise of all outstanding options granted by Chrysler.

        Based on available information, including the Schedule 13D and amendments filed by Tracinda Corporation and yourself, the Schedule 14D-1 and amendments filed by Tracinda, your Consulting Agreement and Value Sharing Agreement with Tracinda filed as exhibits to this Schedule 14D-1, and public comments made by you and Tracinda, it is the view of the Directors that the conditions to exercise set forth in Paragraph 8 have not been satisfied and that the Company should not process the option exercise request made on your behalf earlier this week.

        If you wish to submit any information regarding this matter for review by the Board at its July meeting, please forward such information to me in time for receipt by no later than 12:00 noon EDST on Wednesday, July 5.


                                           Sincerely,

                                           Bill



WJO:mc

Chrysler Corporation
12000 Chrysler Drive
Highland Park, MI 48288
313-956-5252